EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY OHIO

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Successor					Predecessor
	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Nine Months Ended December 31, 2006	Three Months Ended March 31, 2006
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$(309)	$(240)	$458	$415	$102	$186
Fixed charges	122	128	122	139	100	35
Deduct:
Interest capitalized(a)	8	4	19	30	14	3

Total earnings (as defined for the Fixed Charges calculation)(b)	$(195)	$(116)	$561	$524	$188	$218

Fixed charges:
Interest on debt, including capitalized portions(a)	$117	$121	$113	$130	$95	$33
Estimate of interest within rental expense	5	7	9	9	5	2

Total fixed charges	$122	$128	$122	$139	$100	$35

Ratio of earnings to fixed charges	— (b)	— (b)	4.6	3.8	1.9	6.2

(a)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(b)	Earnings insufficient to cover fixed charges by approximately $317 million and $244 million during the years ended December 31, 2010 and December 31, 2009, respectively, due primarily to a non-cash goodwill impairment charges.